Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact:	Maureen Kolb
(410) 931-1103
mkolb@safenet-inc.com
www.safenet-inc.com

SafeNet to Present at American Electronics Association Classic Financial and
First Analysis Investment Conferences

BALTIMORE, MD – November 3, 2003 – SafeNet (NASDAQ: SFNT), a leading provider of private and public network security solutions that set the standard for securing virtual private and wide area networks, today announced that SafeNet will present at two investment conferences this week. First, SafeNet will be presenting at the American Electronics Association (AeA) Classic Financial Conference, Monday, November 3-5, 2003 at the Sheraton Hotel & Marina in San Diego, California. In addition, SafeNet will be presenting at the First Analysis Investment Conference, November 5-6 at the Palace Hotel located in New York City.

Anthony Caputo, Chairman, and CEO of SafeNet, Carole Argo, CFO of SafeNet, Walter W. Straub, President and CEO of Rainbow, and Patrick Fevery, CFO of Rainbow will provide information on the proposed merger of SafeNet, Inc. and Rainbow Technologies.

For the AeA Classic Financial Conference, a live audio webcast of the presentation occurring on November 5, 2003 at 9:00 am Pacific Time will be available on SafeNet’s Investor website at www.safenetinvestor.com. For those unable to listen to the live broadcast or to listen to other SafeNet presentations at the AeA Conference, a replay will be available for 3 months on SafeNet’s Investor website.

For the First Analysis Investment Conference, a live audio webcast of the presentation will be available on SafeNet’s Investor website at www.safenetinvestor.com. For those unable to listen to the live broadcast, a replay will be available for 60 days on SafeNet’s Investor website.

About SafeNet, Inc.
 SafeNet, Inc. (NASDAQ: SFNT), a leading provider of private and public network security solutions, has set the industry standard for VPN technology and secure business communications and offers the only encryption platform for both WAN and VPN networks. With more than 20 years experience in developing, deploying, and managing network security systems for the most security-conscious government, financial institutions, and large enterprise organizations around the world, SafeNet’s proven technology has emerged as the de facto industry standard for VPNs. SafeNet is the single-source vendor for WAN and VPN security solutions teamed with an easy and low-cost migration path to a broad range of VPN products. SafeNet security solutions, based on SecureIP Technology™, and part of the CGX Security Platform, have become the products of choice for leading Internet infrastructure manufacturers, service providers, and security vendors. Securing the infrastructure of today’s e-business communications as well as leading the way in government Homeland and classified data security, SafeNet has opened new markets for interoperable, secure, and deployable VPN communications. Commercial customers include Texas Instruments, Microsoft, Samsung, Centillium Communications, ARM, and Cisco Systems. Government, financial, and large enterprise customers include Federal Bureau of Investigation, U.S. Postal Service, U.S. Department of Defense, U.S. Internal Revenue Service, Social Security Administration, American Express, Bank of America, Eastman Kodak, Hewlett-Packard, and Motorola. For more information, visit http://www.safenet-inc.com/.

Cautionary Statement Regarding Forward-Looking Statements
 Statements in this release concerning SafeNet’s future prospects are “forward-looking statements” under the Federal securities laws. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts, estimates, and summary information contained in this news release. Important factors that could cause actual results to differ materially are included but are not limited to those listed in SafeNet’s periodic reports and registration statements filed with the Securities and Exchange Commission. The Company assumes no obligation to update information concerning its expectations.

Where You Can Find Additional Information
 SafeNet and Rainbow intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger referred to in this release. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949)450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

SafeNet and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of SafeNet’s executive officers and directors, and a description of their respective interests in SafeNet, are set forth in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of SafeNet’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Rainbow and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of Rainbow’s executive officers and directors, and a description of their respective interests in Rainbow, are set forth in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Rainbow’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

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Editor’s Note: SafeNet is a registered trademark and SecureIP Technology is a trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.